                   SUBJECT TO COMPLETION, DATED MAY 28, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    Of the 2,000,000 shares of Common Stock offered hereby, 1,500,000 shares are being sold by Bonded Motors, Inc. (the "Company") and 500,000 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Common Stock is traded on the Nasdaq National Market under the symbol "BMTR." On May 28, 1998, the last sale price of the Common Stock as reported by Nasdaq was $9.25 per share. See "Price Range of Common Stock."

THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. SEE

            "RISK FACTORS," COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
            COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                             CONTRARY IS A CRIMINAL
                                    OFFENSE.

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                          PRICE TO             UNDERWRITING            PROCEEDS TO        PROCEEDS TO SELLING
                           PUBLIC               DISCOUNT(1)            COMPANY(2)            SHAREHOLDERS
--------------------------------------------------------------------------------------------------------------
Per Share.........            $                      $                      $                      $
-------------------------------------------------------------------------------------------
Total (3).........            $                      $                      $                      $
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $         , including the
    Representatives' non-accountable expense allowance, payable by the Company.

(3) The Company has granted the Underwriters a 45-day option to purchase up to 300,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Proceeds to the
    Company will be $         , $         and $         , respectively. See
    "Underwriting."

    The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to certain other conditions. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Van Kasper &
Company in San Francisco, California on or about June   , 1998.

VAN KASPER & COMPANY                                     COMMONWEALTH ASSOCIATES

                                 JUNE   , 1998

Front Cover, Map:

PRIOR TO 1996, BONDED MOTORS WAS CONSIDERED A REGIONAL SUPPLIER OF REMANUFACTURED AUTOMOTIVE ENGINES, PRODUCING AND SELLING APPROXIMATELY 15,000 ENGINES PER YEAR. IN THE PAST THREE YEARS, DUE TO GEOGRAPHICAL EXPANSION OF ITS MANUFACTURING AND DISTRIBUTION CHANNELS, DEMAND HAS INCREASED. AS OF APRIL 30, 1998, BONDED WAS PRODUCING AND SELLING AT AN APPROXIMATE ANNUALIZED RATE OF 50,000 ENGINES PER YEAR, WHICH IS STILL A SMALL FRACTION OF THE MARKET OF OVER THREE MILLION ENGINES REMANUFACTURED AND SOLD ANNUALLY, ACCORDING TO THE PRODUCTION ENGINE REMANUFACTURERS ASSOCIATION.

Front Cover, Engine:

BONDED MOTORS REMANUFACTURES APPROXIMATELY 1,500 ENGINE TYPES AND VARIATIONS. THE COMPANY CURRENTLY STOCKS MORE THAN 6,000 ENGINES TO ASSURE TIMELY AVAILABILITY OF ITS MOST POPULAR ENGINES.

Back Cover, Willie:

THE COMPANY HAS DEVELOPED AN INNOVATIVE EMPLOYEE INCENTIVE PROGRAM. BONDED MOTORS RECENTLY RECEIVED ISO9002/QS9000 CERTIFICATION, WHICH IS A PREREQUISITE TO BECOMING A SUPPLIER TO A MAJOR AUTOMOBILE MANUFACTURER.

Back Cover, Pep Boys:

                                                          MOST OF BONDED MOTORS'
                                                       ENGINES ARE SOLD TO MAJOR
                                                   AUTOMOTIVE RETAIL CHAINS SUCH
                                                          AS PEP BOYS, CHECKERS,
                                                   SCHUCKS, KRAGENS, PACCAR, AND
                                                         GENUINE PARTS/NAPA. THE
                                                              COMPANY'S REGIONAL
                                                    DISTRIBUTION STRATEGY ALLOWS
                                                    IT TO MORE EFFECTIVELY SERVE
                                                             NATIONAL CUSTOMERS.

Back Cover, Inventory:

TO INCREASE PRODUCTION, THE COMPANY IS UPGRADING ITS MANUFACTURING EQUIPMENT. THIS AUTOMATED AND COMPUTERIZED ROTTLER BORING BAR, INSTALLED IN APRIL OF THIS YEAR, CONTROLS SIZES MORE CLOSELY, WHILE INCREASING LABOR EFFICIENCY.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELECT GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Bonded Motors, Inc. is a leading nationwide engine remanufacturer serving suppliers to the automotive aftermarket. The Company remanufactures and distributes over 1,500 models and versions of replacement engines for domestic and Japanese cars and light trucks. The Company's production facilities are in Los Angeles and Macon, Georgia, and it has regional distribution centers in California, Washington, Colorado, Ohio, Georgia and New York.

    According to industry reports, the vehicle population in the United States is older today than at any time during the past 50 years, with vehicles ten years or older accounting for more than 45% of vehicles currently on the road. With the improved quality and durability of automobile exteriors and the increasing prices of new cars, there is a growing trend for consumers to replace damaged or worn-out automobile engines with remanufactured engines. Industry sources estimate that over three million engines are remanufactured in North America annually, a $2.5 billion market.

    Through 1997, the Company's principal customers were large retail automotive parts store chains which sold primarily to automobile owners (the "do-it-yourself" market). These customers of the Company included The Pep Boys, CSK Automotive, Trak Auto and Paccar. In 1996 and 1997, sales to these four national chain store customers constituted approximately 71% and 68% of the Company's sales, respectively.

    In March 1998, the Company became the primary supplier of remanufactured automobile engines to Genuine Parts/NAPA, which is a major supplier to professional installers (the "do-it-for-me" market). Genuine Parts/NAPA is the largest member of the National Automotive Parts Association ("NAPA"), a trade association formed to provide nationwide distribution of automotive parts. In 1997, Genuine Parts/ NAPA operated 750 company-owned auto parts stores located in 43 states, as well as 62 distribution centers serving approximately 4,900 independently-owned NAPA auto parts stores nationwide. Genuine Parts/NAPA is the Company's first major customer that supplies primarily to the "do-it-for-me" market.

    From 1994 through 1997, the Company's net sales increased from $10.5 million to $24.1 million, a 32% compound annual growth rate. In the first quarter of 1998, net sales increased by 68% compared to the first quarter of 1997, even though the Company sold to Genuine Parts/NAPA as its primary supplier only for the last month of the quarter. Exclusive of sales to Genuine Parts/NAPA, net sales for the quarter increased 42%. The Company has continued to make significant sales to Genuine Parts/NAPA through April 1998.

    During the five quarters ended March 31, 1998, the Company materially increased its production of remanufactured engines in order to meet increased demand. The Company experienced significant production difficulties during the last three quarters of 1997, and production costs per engine increased $38 per engine for the year. The Company has taken steps to address these issues, believes that it has made significant improvements to its production processes, and has seen production and warranty costs per engine decline by $55 from the fourth quarter of 1997 to the first quarter of 1998. The improvement in production costs are partially contained in inventory balances at March 31, 1998 and, accordingly, will not be fully realized in reported results of operations until later periods.

    To sustain its growth, the Company will need to significantly expand its manufacturing capabilities in the near future. The net proceeds of the Offering will, in effect, be used in substantial part to fund this expansion.

                                  THE OFFERING

Common Stock offered by the Company..................  1,500,000 shares
Common Stock offered by the Selling Shareholders.....  500,000 shares
Common Stock to be outstanding immediately after this
  Offering...........................................  4,555,040 shares
Use of Proceeds......................................  To repay the indebtedness outstanding under its revolving bank
                                                       credit agreement. The Company
                                                       currently intends to use the balance
                                                       of the net proceeds, together with
                                                       reborrowings under that credit
                                                       agreement, to fund the expansion of
                                                       the Company's manufacturing
                                                       capabilities and for general
                                                       corporate purposes. See "Use of
                                                       Proceeds."
Nasdaq National Market symbol........................  BMTR

                        SUMMARY FINANCIAL AND OTHER DATA
                (in thousands, except per share and other data)

                                                                                                    THREE MONTHS
                                                             YEARS ENDED DECEMBER 31,             ENDED MARCH 31,
                                                    ------------------------------------------  --------------------
                                                      1994       1995       1996       1997       1997       1998
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
STATEMENT OF EARNINGS DATA:

Net sales.........................................  $  10,512  $  13,621  $  18,637  $  24,076  $   5,076  $   8,508
Cost of sales.....................................      7,841     10,175     14,351     19,369      3,689      6,984
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Gross profit......................................      2,671      3,446      4,286      4,707      1,387      1,524
Selling, general and administrative expenses......      1,841      2,117      2,685      3,706        865      1,083
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Earnings from operations..........................        830      1,329      1,601      1,001        522        441
Other expense net.................................        (92)       (15)        --       (180)        (8)      (110)
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Earnings before income taxes......................        738      1,314      1,601        821        514        331
Income tax benefit (expense)......................        325       (152)       (29)       326        (85)      (125)
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Net earnings......................................  $   1,063  $   1,281  $   1,572  $   1,147  $     429  $     206
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings per share..........................  $    0.59  $    0.70  $    0.57  $    0.38  $    0.14  $    0.07
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Diluted earnings per share........................  $    0.55  $    0.65  $    0.56  $    0.37  $    0.14  $    0.06
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Weighted average common shares
 outstanding--Basic...............................      1,800      1,817      2,750      3,021      3,003      3,039
Weighted average common and common equivalent
 shares outstanding--Diluted......................      1,927      1,972      2,797      3,116      3,111      3,188

                                                                                               MARCH 31, 1998
                                                                                         --------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                         ---------  ---------------
BALANCE SHEET DATA:

Working capital........................................................................  $  11,230        18,329
Total assets...........................................................................     18,538        25,637
Total liabilities......................................................................      9,832         4,381
Shareholders' equity...................................................................      8,706        21,256

                                         YEARS ENDED                                QUARTERS ENDED
                                    ----------------------  ---------------------------------------------------------------
                                         DECEMBER 31,        MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,
                                       1996        1997        1997         1997         1997         1997         1998
                                    -----------  ---------  -----------  -----------  -----------  -----------  -----------
OTHER DATA:
Net sales (000's).................  $  18,636    $  24,076  $   5,076    $   6,272    $   6,577    $   6,152     $   8,508
Net engine sales..................     22,339       28,921      6,043        7,546        7,909        7,423        10,045

Gross profit margin...............       23.0%        19.6%      27.3%        19.0%        16.3%        17.2%         17.9%

Engine data:
  Total produced..................     25,746       30,446      6,432        6,625        8,750        8,639        10,320
  Average produced per day (2)....        103          122        103          106          140          138           165
  Average sold per day (2)........         89          116         97          121          127          119           161

Cost of production (3):
  Increase (decrease) from 1996
    cost of production per
    engine (4)....................        Base         $33         $22          $15          $45          $43         $(12 )
  Percentage of 1996 cost of
    production per engine.........         100 %       106%        104 %        103 %        108 %        107 %         98 %

------------------------

(1) As adjusted to reflect the sale of 1,500,000 shares of Common Stock by the Company in the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(2) Based on an average of 250 production and sales days per year.

(3) Includes warranty costs.

(4) The information presented represents the difference in each period presented from the Base of 1996. For example, for the period ended March 31, 1998, the table indicates both that production costs per engine were $12 less than the 1996 Base and that production costs per engine declined by $55 per engine from the quarter ended December 31, 1997.

                            ------------------------

    UNLESS OTHERWISE INDICATED, THE SHARE AND PER SHARE INFORMATION IN THIS PROSPECTUS (I) DOES NOT INCLUDE 586,900 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE PURSUANT TO OUTSTANDING OPTIONS AND WARRANTS, AND (II) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  RISK FACTORS

    CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS, INCLUDING STATEMENTS REGARDING REVENUES, PER UNIT PRODUCTION AND OTHER COSTS, INCOME FOR TAX PURPOSES, INDUSTRY TRENDS AND THEIR IMPACT ON THE COMPANY'S BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, ARE FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING BUT NOT LIMITED TO THOSE SET FORTH BELOW. ALSO, THE FORWARD LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS OF FUTURE EVENTS, WHICH MAY NOT PROVE TO BE ACCURATE. FOR THESE AND OTHER REASONS, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN THE FORWARD LOOKING STATEMENTS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

ABILITY TO MANAGE GROWTH; QUALITY

    As the Company experienced significant growth in the past two years, its capabilities were strained, margins decreased and the quality of its products was adversely affected. The Company has taken steps to address these issues, including hiring Richard Funk as its President in November 1997, and believes it has begun to see improvement in its per unit production costs. However, the improvements are partially reflected in data for the first quarter of 1998 only, and no assurance can be given that the quarterly data reflects a trend or, if it does, that the trend will continue.

    In order to sustain its growth, the Company will need to significantly expand its manufacturing capabilities in the near future. The management of future growth will present significant challenges, and no assurance can be given that the Company will be able to manage its growth effectively. If the Company does not do so, the quality of the Company's products (and resulting levels of warranty expense), its ability to retain key customers and its business, financial condition and results of operations could be materially adversely affected.

    If the Company is not able to timely expand its manufacturing capabilities, its ability to attract new customers and retain its key customers could be adversely affected, with a resulting material adverse effect on the Company. The Company does not have any contracts or arrangements for necessary additional manufacturing facilities, and no assurance can be given that it will be able to lease or acquire such additional facilities on acceptable terms.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the efforts and abilities of its Chairman and Chief Executive Officer, Aaron Landon, its President, Richard Funk, its Chief Operating Officer, Buddy Mercer, and its Chief Financial Officer, Paul Sullivan. If the Company were to lose the services of any of these executives before a qualified replacement could be found, its business could be materially adversely affected. Messrs. Landon, Mercer and Sullivan have entered into employment agreements with the Company ending on December 31, 1999. Mr. Funk has entered into a two-year employment agreement with the Company, which expires on December 31, 1999. That agreement provides that either party may terminate the agreement at any time without penalty. However, Mr. Funk has been granted options to purchase 100,000 shares of the Common Stock at an exercise price of $8.63 (54% of the number of options granted to employees in 1997), and these options vest 50% at the end of the first year of employment and 50% at the end of the second. The Company has key person life insurance policies on the lives of Messrs. Landon, Mercer and Sullivan in the amounts of $1,000,000 each, as to which the Company is the sole beneficiary.

CONCENTRATION OF SALES AND RECEIVABLES

    A significant percentage of the Company's sales has been concentrated among a relatively small number of customers. In 1996 and 1997, 71% and 68% of the Company's sales, respectively, were made to four customers. In the first quarter of 1998, 75% of the Company's sales were made to four customers. Receivables from these customers comprised 90% of the Company's accounts receivable balance at

March 31, 1998. The Company has not in the past had, and does not now have, contracts with any of these customers. The loss of a significant customer or a substantial decrease in sales to such a customer could have an adverse effect on the Company's sales and operating results.

AVAILABILITY AND PRICING OF CORES

    The Company remanufactures used engines (commonly referred to as "cores"). The Company obtains cores from various sources, principally core vendors and trade-ins. The Company's ability to obtain cores of the type, quality and in the quantities required is essential to its ability to meet demand and expand production. Although core supply has been adequate in the past, there can be no assurance that the Company will be able timely to obtain sufficient cores at acceptable prices in the future.

COMPETITION

    The Company competes with companies involved in the remanufacture and distribution of engines and related parts for domestic and Japanese automobiles. The automotive aftermarket industry is highly competitive and a number of companies with which the Company competes are substantially larger and have significantly greater resources than those of the Company. The primary bases for competition in the automotive aftermarket are price, quality, reliability, rapid response and breadth of product selection. There are a number of engine remanufacturers which are authorized to sell remanufactured engines to dealerships and to automobile manufacturers and which are substantially larger than the Company. There can be no assurance that these companies will not enter the segment of the engine remanufacturing market in which the Company competes.

GOVERNMENT REGULATION

    The Company's operations are subject to federal, state and local laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other materials. The Company believes that its business, operations and facilities have been and are being operated in material compliance with applicable environmental, health and safety laws, many of which provide for substantial fines and criminal sanctions for violations. However, the operation of automotive parts manufacturing plants entails risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities in connection therewith. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

TAX MATTERS

    Until December 31, 1997, the Company received State of California tax credits for its hiring practices and its location within the Los Angeles Revitalization Zone ("LARZ"), which substantially eliminated the Company's California tax liability. The ability to earn these credits expired effective December 31, 1997. Although legislation is being considered by the State to re-establish the availability of these or similar credits, no such legislation has been passed to date, and there can be no assurance that such legislation will be passed into law.

YEAR 2000 ISSUE

    The Company will commence, for all of its information systems, a year 2000 date conversion project to address necessary code changes, testing and implementation and does not presently anticipate any material internal year 2000 issues or expenses from its own information systems, databases or programs. The Company is in the process of developing a plan to assess the effect on the Company that third parties who are not year 2000 compliant may have on the operations of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this Offering, the Company will have 4,555,040 shares of Common Stock outstanding, of which 3,621,980 shares will be freely tradeable and the remaining 933,060 shares will be restricted securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Subject to the lock up agreements referred to below, the restricted securities will be available for public resale following this Offering pursuant to Rule 144 under the Securities Act. In addition, as of March 31, 1998, there were outstanding stock options and warrants to purchase 586,900 shares of Common Stock. Of these shares, when and if issued, 100,400 shares will be freely tradeable without restriction under the Securities Act, and the balance will be saleable under Rule 144. Sales of Common Stock in the public market after this Offering could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities in the future at a time and price that it deems acceptable. The officers, directors and holders of more than 1% of the outstanding Common Stock have agreed with the Underwriters that they will not sell any of the shares owned by them for 120 days after the date of this Prospectus without the prior written consent of Van Kasper & Company.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,500,000 shares offered by it are estimated to be $12.5 million, based on an assumed public offering price of $9.25 per share after deducting estimated underwriting discounts and offering expenses. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

    The Company anticipates using a portion of the net proceeds to repay the indebtedness outstanding under its bank credit facilities. At March 31, 1998, $5.5 million was outstanding under a revolving line of credit, bearing an interest rate at the lower of the bank's prime lending rate or LIBOR plus 2.0%, and $760,000 was outstanding under a specific advance facility, bearing an interest rate of the lower of the bank's prime interest rate plus 0.25%, its cost of funds plus 2.25%, or LIBOR plus 2.25%, as selected by the Company. These borrowings were incurred primarily to finance increases in inventory and accounts receivable associated with the Company's growth and to purchase inventory, plant machinery and equipment located in Macon, Georgia. The Company currently intends to reborrow under its bank credit facilities and to use the balance of the net proceeds of the Offering to fund the expansion of the Company's manufacturing facilities by one or a combination of leasing or acquiring additional facilities near its Los Angeles manufacturing facility, expanding its Macon, Georgia manufacturing facility or, possibly, acquiring other engine remanufacturers and for general corporate purposes.

    The Company is currently involved in discussions with a major automobile manufacturer to provide remanufactured engines to it. If the Company receives a significant contract, as to which no assurance can be given, it may require a separate assembly line, which could be directly or indirectly funded from the net proceeds of the Offering.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has been trading on the Nasdaq National Market under the symbol "BMTR" since April 2, 1996. The following table sets forth for the periods indicated the high and low closing bid prices of the Common Stock as reported by Nasdaq:

                                                                               HIGH        LOW
                                                                             ---------  ---------
1996
    Second Quarter.........................................................  $    8.63  $    6.50
    Third Quarter..........................................................       8.13       6.38
    Fourth Quarter.........................................................      11.00       6.50

1997
    First Quarter..........................................................  $   10.63  $    7.75
    Second Quarter.........................................................      10.50       6.25
    Third Quarter..........................................................      11.88       6.63
    Fourth Quarter.........................................................       9.25       7.94

1998
    First Quarter..........................................................  $   11.44  $    8.38
    Second Quarter (through May 28, 1998)..................................      10.94       9.25

    On May 28, 1998, the last reported sale price of the Common Stock as reported by Nasdaq was $9.25 per share.

    The principal shareholder of the Company and related persons and entities own 44.4% of the Company's Common Stock and, together with the other directors of the Company, own 49.7% of the Common Stock. At March 31, 1998, the Company had approximately 80 round lot shareholders of record. The Company believes, based on information from the record holders, that it has approximately 863 beneficial owners. During the three, six and nine months ended March 31, 1998, the average daily trading volume in the stock of the Company was 11,207, 13,754 and 14,635 shares, respectively. These factors may have caused the price of the Common Stock to be more significantly influenced by factors unrelated to the value of the Company than it would otherwise be and to be subject to price fluctuations that might not occur were the stock more widely held and its trading volume higher.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at March 31, 1998, and as adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby and the application of estimated net proceeds therefrom, based on an assumed public offering price of $9.25 per share. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the financial statements and notes thereto included herein.

                                                                                              MARCH 31, 1998
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                         ---------  --------------
                                                                                          (DOLLARS IN THOUSANDS)
Current installments of note payable to bank...........................................  $     385    $      385
                                                                                         ---------       -------
                                                                                         ---------       -------
Long-term debt and notes payable to bank (1)...........................................      5,826           375
Shareholders' equity:
    Preferred Stock, no par value, 1,000,000 shares authorized, no shares
      outstanding......................................................................     --            --
    Common Stock, no par value, 10,000,000 shares authorized, 3,040,040 shares
      outstanding and 4,540,000 outstanding as adjusted (2)............................      4,890        17,440
    Retained earnings..................................................................      3,916         3,916
    Note receivable from exercise of stock options.....................................       (100)         (100)
                                                                                         ---------       -------
        Total shareholders' equity.....................................................      8,706        21,256
                                                                                         ---------       -------
            Total capitalization.......................................................  $  14,532    $   21,631
                                                                                         ---------       -------
                                                                                         ---------       -------

------------------------

(1) A portion of the net proceeds will be used to repay the outstanding indebtedness. See "Use of Proceeds."

(2) As adjusted shares outstanding does not include 586,900 shares reserved for issuance upon exercise of outstanding stock options and warrants.

                                DIVIDEND POLICY

    The Company has not paid any cash dividends on its Common Stock, presently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                       SELECTED FINANCIAL AND OTHER DATA

    The selected financial data presented below with respect to the statements of earnings for the three years ended December 31, 1997, are derived from the financial statements and notes thereto that have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and included elsewhere herein, and are qualified by reference to such financial statements and notes related thereto. The balance sheet data at March 31, 1998 and the statement of earnings data for the three months ended March 31, 1997 and 1998 are derived from unaudited financial statements of the Company. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments the Company considers necessary for a fair presentation of the financial position and results of operations at and for the three months ended March 31, 1997 and 1998. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. The data provided should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," financial statements, related notes and other financial information included in this Prospectus.

                                                                                                       THREE MONTHS ENDED
                                                                        YEARS ENDED DECEMBER 31,           MARCH 31,
                                                                     -------------------------------  --------------------
                                                                       1995       1996       1997       1997       1998
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                                                          (UNAUDITED)
STATEMENT OF EARNINGS DATA:

Net sales..........................................................  $  13,621  $  18,637  $  24,076  $   5,076  $   8,508
Cost of sales......................................................     10,175     14,351     19,369      3,689      6,984
                                                                     ---------  ---------  ---------  ---------  ---------
Gross profit.......................................................      3,446      4,286      4,707      1,387      1,524
Selling, general and administrative expenses.......................      2,117      2,685      3,706        865      1,083
                                                                     ---------  ---------  ---------  ---------  ---------
Earnings from operations...........................................      1,329      1,601      1,001        522        441
Other expense, net.................................................        (15)        --       (180)        (8)      (110)
                                                                     ---------  ---------  ---------  ---------  ---------
Earnings before income taxes and extraordinary item................      1,314      1,601        821        514        331
Income tax benefit (expense).......................................       (152)       (29)       326        (85)      (125)
                                                                     ---------  ---------  ---------  ---------  ---------
Net earnings before extraordinary item.............................      1,162      1,572      1,147        429        206
Extraordinary item, net............................................        119         --         --         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
Net earnings.......................................................  $   1,281  $   1,572  $   1,147  $     429  $     206
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Basic earnings per share:
  Earnings before extraordinary item...............................  $    0.64  $    0.57  $    0.38  $    0.14  $    0.07
  Extraordinary item...............................................       0.06         --         --         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
  Net earnings.....................................................  $    0.70  $    0.57  $    0.38  $    0.14  $    0.07
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Diluted earnings per share:
  Earnings before extraordinary item...............................  $    0.59  $    0.56  $    0.37  $    0.14  $    0.06
  Extraordinary item...............................................       0.06         --         --         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
  Net earnings.....................................................  $    0.65  $    0.56  $    0.37  $    0.14  $    0.06
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Weighted average common shares outstanding--Basic..................      1,817      2,750      3,021      3,003      3,039
Weighted average common and common equivalent shares
  outstanding--Diluted.............................................      1,972      2,797      3,116      3,111      3,188

                                                                                                    MARCH 31, 1998
                                                                                               -------------------------
                                                                                                ACTUAL    AS ADJUSTED(1)
                                                                                               ---------  --------------
BALANCE SHEET DATA:
Working capital..............................................................................  $  11,230    $   18,329
Total assets.................................................................................     18,538        25,637
Total liabilities............................................................................      9,832         4,381
Shareholders' equity.........................................................................      8,706        21,256

------------------------------

(1) As adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock in this Offering and the application of the estimated net proceeds therefrom.

                                       YEARS ENDED                                 QUARTERS ENDED
                                 ------------------------  ---------------------------------------------------------------
                                       DECEMBER 31,         MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,
                                    1996         1997         1997         1997         1997         1997         1998
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
OTHER DATA:

Net sales (000's)..............  $  18,636    $  24,076    $   5,076    $   6,272    $   6,577    $   6,152     $   8,508
Net engine sales...............     22,339       28,921        6,043        7,546        7,909        7,423        10,045

Gross profit margin............       23.0%        19.6%        27.3%        19.0%        16.3%        17.2%         17.9%

Engine data:
  Total produced...............     25,746       30,446        6,432        6,625        8,750        8,639        10,320
  Average produced per
    day (1)....................        103          122          103          106          140          138           165
  Average sold per day (1).....         89          116           97          121          127          119           161

Cost of production (2):
  Increase (decrease) from 1996
    cost of production per
    engine (3).................        Base          $33          $22          $15          $45          $43         $(12 )
  Percentage of 1996 cost of
    production per engine......         100 %        106 %        104 %        103 %        108 %        107 %         98 %

------------------------

(1) Based on an average of 250 production and sales days per year.

(2) Includes warranty costs.

(3) The information presented represents the difference in each period presented from the Base of 1996. For example, for the period ended March 31, 1998, the table indicates both that production costs per engine were $12 less than the 1996 Base and that production costs per engine declined by $55 per engine from the quarter ended December 31, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO. CERTAIN STATEMENTS IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" SECTION ARE FORWARD LOOKING STATEMENTS. SEE THE FIRST PARAGRAPH UNDER "RISK FACTORS" ABOVE.

OVERVIEW

    The Company generates revenues through the sale of remanufactured engines to the automotive aftermarket. Since the Company's inception in 1971, distribution channels in the remanufactured engine industry have shifted from independent garages, repair shops and traditional automobile parts stores to large automotive parts chain stores. These automotive parts chain stores have emerged to supply parts and services, including remanufactured engines, directly to owners and increasingly to professional installers. A key element of the Company's strategy has been to become a national supplier to these large automotive chain stores.

    Automotive parts chain stores now constitute a major portion of the Company's total revenues. In 1995, 1996, 1997 and the three month period ended March 31, 1998, sales to the Company's principal customers--The Pep Boys, CSK Automotive, Paccar, Trak Auto and Genuine Parts/NAPA--constituted approximately 72%, 71%, 68% and 75%, respectively, of the Company's sales. From 1994 to 1997, the Company's annual revenues increased from $10.5 million to $24.1 million.

    In addition, in the three month period ended March 31, 1998, the Company became the primary remanufactured engine supplier to Genuine Parts/NAPA, a national distributor of automotive parts and engines. The addition of this customer and continued business from its national chain store customers in the three month period ended March 31, 1998, resulted in an increase in the Company's revenues of 68%, to $8.5 million, compared to revenues in the comparable period in 1997.

    To continue its strategy of becoming a national supplier to its customers, the Company has increased production and expanded its distribution capability by opening regional distribution centers in the Northeast, Southeast, Midwest, Mountain and Northwest regions of the country. In 1997, due to the successful implementation of this national account strategy, and in order to meet the increasing demand for its remanufactured engines, the Company rapidly increased production and, in August 1997, acquired an additional manufacturing facility in Macon, Georgia. To increase production in its Los Angeles manufacturing facility, the Company hired additional personnel, increasing the number of new employees hired from 55 in 1996 to 117 in 1997, and installed a roller-based conveyor system, replacing its system of using carts to move engines through the production process.

    During this growth phase, the Company's gross profit as a percentage of net sales declined from 23.0% in 1996 to 19.6% in 1997. The Company believes the decline in gross profit margins was attributable in substantial part to plant inefficiencies at its Los Angeles facility caused by the change in the manufacturing process and the inexperience and training of new personnel. The acquisition of the Macon, Georgia manufacturing facility in August 1997 also absorbed some of management's time and further contributed to the decline in profit margins.

    To address the plant inefficiencies, the Company hired Richard Funk as its President in November 1997. Mr. Funk had been a part-time consultant to the Company for the previous four years and has 31 years of manufacturing experience in the automotive engine remanufacturing industry. The Company believes it has made significant improvements to its production process since hiring Mr. Funk. Specifically, compared to the quarter ended September 30, 1997, per unit costs of production and warranty costs improved slightly in the quarter ended December 31, 1997 and improved significantly in the quarter ended March 31, 1998. The improvements in production costs are partially contained in inventory balances at

March 31, 1998 and, accordingly, will not be fully realized in reported results of operations until later periods.

    The improvements in quarterly cost of production for the three months ended December 31, 1997 and March 31, 1998 are attributable in material part to decreases in average parts and labor costs per engine offset in part by increased indirect and warranty costs. The decrease in parts costs is partly the result of a change in mix of product produced. The Company believes the increase in warranty and indirect expense was primarily due to the increase of new personnel throughout 1997, the rapid increase in production level, employee adaptation to the conveyor system in 1997 and other new manufacturing processes necessary to rapidly increase production, which affected quality. The Company believes that as new employees continue to be trained and gain experience, and personnel adapt to the conveyor system, warranty expense and indirect costs per engine should stabilize or decline.

    However, even if the Company continues to improve efficiency, the cost of production can vary, potentially by a material amount, based on factors partially outside the control of the Company, such as demand for particular engine types, the amount and cost of parts requiring replacement and the degree of remanufacturing necessary due to the condition of cores used in production.

    Until December 31, 1997, the Company received State of California tax credits for its hiring practices and its location within the Los Angeles Revitalization Zone (LARZ). The Company earned these tax credits in excess of the Company's California tax liability, and net deferred credits were reported as a credit against total tax liabilities on the Company's income statement. Although the credits may be carried forward through the year 2012 to offset future California tax liabilities, the ability to earn these credits expired at December 31, 1997.

    In May 1998 the Company reached an agreement in principle to grant options to purchase 25,000 shares of common stock at $7.75 per share to consultants as compensation for services rendered. Compensation expense for the difference between the grant price and the fair market value of the common stock plus the fair market value of the options of $137,000 will be recognized as expense during the quarter ended June 30, 1998.

RESULTS OF OPERATIONS

    The following table presents the percentage each item shown bears to net sales from operations.

                                                                        YEARS ENDED                THREE MONTHS
                                                                       DECEMBER 31,              ENDED MARCH 31,
                                                              -------------------------------  --------------------
                                                                1995       1996       1997       1997       1998
                                                              ---------  ---------  ---------  ---------  ---------
Net sales...................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales...............................................       74.7       77.0       80.4       72.7       82.1
                                                              ---------  ---------  ---------  ---------  ---------
Gross profit................................................       25.3       23.0       19.6       27.3       17.9
Selling, general and administrative expenses................       15.5       14.4       15.4       17.0       12.7
                                                              ---------  ---------  ---------  ---------  ---------
Earnings from operations....................................        9.8        8.6        4.2       10.3        5.2
Other expense net...........................................       (0.1)        --       (0.8)      (0.2)      (1.3)
                                                              ---------  ---------  ---------  ---------  ---------
Earnings before income taxes and extraordinary item.........        9.7        8.6        3.4       10.1        3.9

Income tax benefit (expense)................................       (1.2)      (0.2)       1.4       (1.7)      (1.5)
                                                              ---------  ---------  ---------  ---------  ---------
Net earnings before extraordinary item......................        8.5        8.4        4.8        8.4        2.4

Extraordinary item, net.....................................        0.9         --         --         --         --
                                                              ---------  ---------  ---------  ---------  ---------
Net earnings................................................        9.4%       8.4%       4.8%       8.4%       2.4%

  THREE MONTHS ENDED MARCH 31, 1998 AND 1997

    NET SALES. Net sales increased $3.4 million, or 67.6%, to $8.5 million for the three months ended March 31, 1998 from $5.1 million for the same period in 1997. The increase was primarily the result of increased sales volume to existing national automobile chain store customers and the addition of a new customer for which the Company became the principal supplier of remanufactured engines in March 1998. Approximately 44% of the $3.4 million increase in net sales in the three months ended March 31, 1998 was attributable to this new customer.

    COST OF SALES. Cost of sales increased $3.3 million, or 89.3%, to $7.0 million for the three months ended March 31, 1998 from $3.7 million for the same period in 1997. Cost of sales as a percentage of net sales increased to 82.1% from 72.7% for the same period in 1997. The increase in cost of sales was primarily attributable to overhead costs associated with the expansion of the Company's production capacity and increased warranty costs per engine. Cost of sales as a percentage of net sales was significantly higher in the three months ended March 31, 1998 than in the three months ended March 31, 1997. The increase is attributable in substantial part to a significantly higher average cost per engine in inventory at December 31, 1997 compared to December 31, 1996. Improvements in cost of parts and labor in production during the three months ended March 31, 1998, offset in part by higher costs for overhead, resulted in a lower average cost of engines in inventory at March 31, 1998 compared to March 31, 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of management, clerical and administrative salaries and costs of additional outside salespersons, professional services and freight. Selling, general and administrative expenses increased $218,000, or 25.2%, to $1.1 million for the three months ended March 31, 1998 from $865,000 for the same period in 1997. Selling, general and administrative expenses as a percentage of sales decreased from 17.0% to 12.7% for the same period in 1997. These changes were primarily attributable to higher revenues in the current three month period, offset in part by increases in distribution expenses.

    OTHER EXPENSE. The increase in other expense for the three months ended March 31, 1998 over the same period in 1997 was primarily attributable to an increase in interest expense due to increased borrowing to finance increased inventory and accounts receivable.

    INCOME TAXES. Tax expense increased $40,000, or 47.3%, to $125,000 for the three months ended March 31, 1998 from $85,000 for the same period in 1997. Tax expense as a percentage of earnings before income taxes increased to 37.9% for the three months ended March 31, 1998 from 16.6% for the same period in 1997. As described above, during 1997 the Company earned LARZ tax credits in excess of its state tax liability and, as a result, the excess state tax credits earned partially offset the federal tax. During 1998 no LARZ tax credits have been earned and, as a result, the income tax for the quarter reflects the Company's effective Federal tax rate.

  YEARS ENDED DECEMBER 31, 1997 AND 1996

    NET SALES. Net sales increased $5.5 million, or 29.2%, to $24.1 million in 1997 from $18.6 million in 1996. The increase in net sales was attributable to growth from existing customers. The Company believes that this internal growth was attributable in part to establishment and growth of its regional distribution centers, which increased the Company's visibility to its national accounts. Sales to the Company's four largest customers increased 23.5%, to $16.3 million, from $13.2 million in 1996. These four customers accounted for approximately 68% and 71% of net sales in 1997 and 1996, respectively.

    COST OF SALES. Cost of sales increased $5.0 million, or 35.0%, to $19.4 million in 1997 from $14.4 million from 1996. Cost of sales as a percentage of net sales increased to 80.4% from 77.0% in 1996. The increase in cost of sales was primarily attributable to the labor and overhead costs associated with the expansion of the Company's production capacity, increased warranty expense and expensed start-up costs associated with the new Macon, Georgia manufacturing facility.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.0 million, or 38.0%, to $3.7 million in 1997 from $2.7 million in 1996. As a percentage of sales, selling, general and administrative expenses increased to 15.4% from 14.4% in 1996. The increase was primarily attributable to the addition of new sales personnel and increased administrative expenses incurred to support the growth of sales and production.

    OTHER EXPENSE. The increased other expense in 1997 compared to 1996 was attributable to an increase in interest expense due to increased borrowings to finance increased inventory and accounts receivable.

    INCOME TAXES. During 1996 and 1997 the Company earned LARZ tax credits in excess of its California tax liability. The credits earned were reported as a credit against total tax liabilities on the Company's income statement. Due to the increased level of hiring during 1997, credits earned for the year were $718,000 compared to $600,000 during 1996. This resulted in a net tax benefit of $326,000 for the year ended December 31, 1997 compared to a tax expense of $29,000 during 1996.

  YEARS ENDED DECEMBER 31, 1996 AND 1995

    NET SALES. Net sales in 1996 increased $5.0 million, or 36.8%, to $18.6 million in 1996 from $13.6 million in 1995, primarily as a result of growth of business from existing customers. Sales to the Company's then four principal customers increased 34.7%, to $13.2 million, from $9.8 million in 1995. Sales to all other customers increased 42.1% to $5.4 million from $3.8 million in 1995. This increase was attributable to geographic expansion through the Company's regional distribution centers.

    COST OF SALES. Cost of sales increased $4.2 million, or 41.1%, to $14.4 million in 1996 from $10.2 million in 1995. Cost of sales as a percentage of net sales increased to 77.0% from 74.7% in 1995. This increase in cost of sales was primarily attributable to the labor and overhead costs associated with the expansion of the Company's production capacity to supply its additional distribution outlets. These increases in labor and overhead costs were partially offset by a decrease in the average parts cost per engine during the year, due to the mix of engines manufactured.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 1996 increased 26.8%, to $2.7 million, from $2.1 million in 1995. This increase was primarily attributable to increased marketing efforts and the establishment of three new regional distribution centers. As a percentage of sales, selling, general and administrative expenses decreased in 1996 to 14.4% from 15.5% in 1995, due primarily to increased sales volume.

    INCOME TAXES. The provision for income taxes in 1996 was $29,000 compared to $152,000 in 1995. The decrease in provision for income taxes was due primarily to the impact of earning $600,000 in LARZ tax credits in 1996, in excess of the Company's California tax liability for the year, compared to $315,000 in 1995.

    EXTRAORDINARY ITEM. During 1995 the Company made an early settlement of its obligations with certain creditors for amounts less than the original amounts owed, resulting in a gain from forgiveness of debt, net of income tax effect, of $119,000.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's operations have been financed principally through the initial public offering proceeds, borrowing under its credit agreement the ("Credit Agreement") with Comerica Bank (the "Bank") and cash flows from operations. At March 31, 1998, the Company's working capital was $11.2 million.

    During 1996 and 1997 and the three month period ended March 31, 1998 the Company used cash for operating activities of $2.7 million, $2.7 million and $1.9 million, respectively, primarily to increase accounts receivable and inventory related to growth in sales. Accounts receivable as at December 31, 1997 increased 96.1% over accounts receivable at December 31, 1996, primarily resulting from December 1997 sales, which increased 80.9% over December 1996 sales. Accounts receivable increased a further $2.8 million as of March 31, 1998 due to the significant growth in first quarter sales. The Company's inventory at December 31, 1997 was $7.3 million, which represented an increase of $2.3 million or 46.0% over its inventory at December 31, 1996.

    In 1997 and the three months ended March 31, 1998, the Company used $1.4 million and $200,000 in investing activities, respectively, primarily to purchase new equipment for its Los Angeles manufacturing facility and to purchase inventory, plant machinery and equipment located in Macon, Georgia.

    In January 1998, the Credit Agreement was amended to increase its revolving credit facility from $4.0 million to $7.5 million. The credit facility is secured by a lien on substantially all of the assets of the Company. This facility has a maturity date of May 1, 2000, and provides for an interest rate on borrowings at the lower of the Bank's prime lending rate or LIBOR plus 2.00%, as selected by the Company. In addition, the Bank has provided the Company with a specific advance facility of up to $8.0 million which is secured by a lien on substantially all of the assets of the Company. This facility has a maturity date of two years from funding and provides for an interest rate of the lower of the Bank's prime interest rate plus 0.25%, or its cost of funds plus 2.25% or LIBOR plus 2.25%, as selected by the Company. At March 31, 1998, the Company had borrowed $5.5 million under the revolving credit facility and $760,000 under the specific advance facility, and had borrowing availability of $2.0 million and $7.2 million under such facilities, respectively.

    In order to sustain its growth, the Company will need to significantly expand its manufacturing capabilities in the near future. The Company anticipates expanding its manufacturing capabilities by one or a combination of leasing or acquiring additional facilities near its Los Angeles manufacturing facility, expanding its Macon, Georgia manufacturing facility or, possibly, acquiring other engine remanufacturers. The Company believes it has the capital resources to fund an expansion to sustain its current rate of growth. The Company does not have the capital resources to fund a more significant expansion, but should if this Offering is completed.

    The Company is currently involved in discussions with a major automobile manufacturer to provide remanufactured engines to it. If the Company receives a significant contract, as to which no assurance can be given, it may require a separate assembly line, which could be directly or indirectly funded from the net proceeds of the Offering. If a portion of the proceeds of the Offering is used for a separate assembly line, the Company believes that the remaining proceeds from the Offering, cash flows from operations and availability under the Credit Agreement should be sufficient to enable the Company to meet its working capital and expansion plan requirements for the next 12 months, after which it may require additional capital resources.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standard Board issued Statement No. 130, (Reporting Comprehensive Income), Statement No. 131, (Disclosure about Segment of an Enterprise and Related Information); and Statement No. 132, (Employers' Disclosures about Pensions and other Post Retirement Benefits). These statements are effective for fiscal years beginning after December 15, 1997. Management has determined that the disclosure requirements from these statements will not impact the financial statements of the Company.

INFLATION

    The Company believes that inflation has not had a material effect on its net sales or profitability in recent years.

                                    BUSINESS

    Bonded Motors, Inc. is a leading nationwide engine remanufacturer serving suppliers to the automotive aftermarket. The Company remanufactures and distributes approximately 1,500 models and versions of replacement engines for domestic and Japanese cars and light trucks. The Company has regional distribution centers in California, Washington, Colorado, Ohio, Georgia and New York.

    Since the Company's inception in 1971, distribution channels in the remanufactured engine industry have shifted from independent garages, repair shops and traditional automobile parts stores to large automotive parts chain stores. Automotive parts chain stores have emerged to supply parts and services, including remanufactured engines, directly to owners and increasingly to professional installers. A key element of the Company's strategy has been to become a national supplier to these large automotive chain stores.

    Through 1997, the Company's principal customers were large retail automotive parts store chains which sold primarily direct to automobile owners (the "do-it-yourself" segment of the aftermarket). These customers included The Pep Boys, CSK Automotive, Trak Auto and Paccar. In 1996 and 1997, sales to the Company's four principal national chain store customers constituted approximately 71% and 68% of the Company's sales, respectively.

    In March 1998, the Company became the primary supplier of remanufactured automobile engines to Genuine Parts/NAPA, which is a major supplier to professional installers (the "do-it-for-me" segment of the aftermarket). Genuine Parts/NAPA is the largest member of the National Automotive Parts Association ("NAPA"), a trade association formed to provide nationwide distribution of automotive parts. In 1997, Genuine Parts/NAPA operated 750 company-owned auto parts stores located in 43 states, as well as 62 distribution centers serving approximately 4,900 independently-owned NAPA auto parts stores nationwide. Genuine Parts/NAPA is the Company's first major customer that primarily supplies to the "do-it-for-me" market.

    The Company believes that further expansion into the "do-it-for-me" market, in addition to its continued growth within the "do-it-yourself" market, could be a significant growth opportunity over the next several years. The Company's strategy is to continue to increase sales to its national customer base and support growth by expanding production capacity while maintaining its reputation for high quality engines.

    The Company's executive offices are located at 7522 S. Maie Avenue, Los Angeles, California 90001, and its telephone number is (213) 583-8631.

INDUSTRY

    According to industry reports, the vehicle population in the United States is older today than at any time during the past 50 years, with vehicles ten years or older accounting for more than 45% of vehicles now on the road in the United States. With the improved quality and durability of automobile exteriors, as well as the increasing prices of new cars, there is a growing trend for consumers to replace automobile engines rather than to purchase new automobiles.

    When an engine needs replacing, there are generally four alternatives available to the owner: (i) purchase a new engine; (ii) purchase a used engine;
(iii) replace worn or broken engine parts ("rebuild"); or (iv) purchase a remanufactured engine. The Company believes that a remanufactured engine offers consumers significant benefits over the other alternatives, including a significantly lower cost alternative to newly manufactured replacement engines and typically higher quality, greater reliability and quicker availability than used or rebuilt engines. The PRODUCTION ENGINE REMANUFACTURERS ASSOCIATION estimates that over three million engines are remanufactured in North America annually, a $2.5 billion market. The Company believes that demand for remanufactured engines should continue to grow as the number and average age of vehicles increases.

STRATEGY

    The Company's strategy is to continue to increase sales to its national customer base and support growth by expanding production capacity while maintaining its reputation for high quality engines. The principal elements of this strategy include:

    EXPAND PRESENT MANUFACTURING FACILITIES. The Company intends to expand its manufacturing capacity by the end of 1998 by one or a combination of acquiring or leasing additional facilities near its present Los Angeles manufacturing facility, expanding its Macon, Georgia manufacturing facility or, possibly, acquiring other engine remanufacturers.

    EMPHASIZE HIGH QUALITY AND INNOVATION. The Company will continue to emphasize high quality and innovation in its remanufacturing and distribution process. In 1997, the Company received ISO 9002/QS 9000 certification, which is a prerequisite to becoming a supplier to major automobile manufacturers.

    INCREASE CUSTOMER BASE. In March 1998, the Company became the principal supplier of remanufactured automobile engines to a major national supplier to the professional installer or "do-it-for-me" aftermarket segment. The Company intends to continue to emphasize selling to national and regional automotive parts chain stores, which resell to both the "do-it-for-me" and the "do-it-yourself" market segments. The Company is also in discussions to become a supplier of remanufactured engines to a major automobile manufacturer.

OPERATIONS

    In its remanufacturing operations, the Company obtains used engines, commonly referred to as "cores." The Company encourages its customers to return cores on a timely basis and charges its customers a core deposit in connection with purchases of engines. The customer can satisfy this charge by returning a usable core or making a cash payment equal to the amount of the core charge deposit. If cores are not returned in a timely manner, the Company must procure cores from independent core vendors. As the Company grows, its purchases from core vendors will increase.

    The process of remanufacturing an automotive engine involves a number of steps. The engine cores, which are sorted by make and model and stored until needed, are completely disassembled into component parts. All pistons, rings, bearings, seals, lifters, soft plugs, oil galley plugs, timing chains, timing gears and many other components are discarded. Other components that are to be incorporated into the remanufactured product are thoroughly cleaned, checked for cracks and wear and re-machined. The major engine components that are subject to wear, such as the engine block, cylinder head, crankshaft and connecting rods, are baked in an oven for approximately four hours and then blasted with steel pellets to remove any remaining residue. These components are inspected, and all wearing surfaces are re-machined. New pistons, rings and bearings are used to restore original specifications, tolerances, proper fits and clearances. The engine is then reassembled using new and remanufactured components.

    Inspection and testing are conducted at various stages of the remanufacturing process, and each finished engine is inspected and tested using computerized equipment to measure compression, oil pressure and oil flow. The Company stresses quality throughout its remanufacturing process and has developed proprietary procedures and controls to test the quality of all of its remanufactured engines.

    The Company remanufactures a broad range of engines, currently over 1,500 different engine types and variations, in order to accommodate the numerous and increasing varieties of vehicles in use. The Company's engines are remanufactured for use in most domestic and Japanese automobiles and light trucks. The Company has also remanufactured a limited number of engines manufactured by European automakers.

INCENTIVE BONUS PROGRAM

    To provide an incentive to its non-officer employees, the Company has adopted its YARDSTICK incentive bonus program, which emphasizes quality and efficiency. Under the YARDSTICK program, the Company posts daily on an employee bulletin board the previous day's unit production and other measures of productivity. Employees are thereby able to gauge their performance and understand how their contributions affect the Company's business. Participating employees are entitled to receive bonuses based on a percentage of the Company's profitability. All employees are entitled to participate at no cost to the employee, provided that to participate employees must attend Company-sponsored classes that teach employees how to read the YARDSTICK financial statement, how the Company earns money, how earning money insures job security and how employee efforts contribute to profits. Bonuses under the YARDSTICK program were paid quarterly until March 1997, at which time the Company experienced inefficiencies resulting from rapid expansion. The Company recently modified the plan to provide for monthly bonuses. Bonuses were earned in April and paid in May 1998.

WARRANTIES

    The Company provides limited warranties on its engines for up to 12,000 miles. It also offers three year/36,000 mile warranties at an additional cost. The Company believes its warranty return rates have been below industry standards. During 1997, the Company hired new personnel and experienced an increase in warranty return rates. As the experience and training of the Company's employees and its sales to customers who supply the professional installer (or "do-it-for-me") market increases, the Company believes its warranty expense should decrease. However, no assurance can be given that this will occur.

MARKETING AND DISTRIBUTION

    The Company's marketing activities have concentrated on sales to national and regional automotive parts chain stores. The Company markets its products principally through its senior officers and through the National Sales and Service Alliance (NSSA), a national sales and marketing organization servicing the automotive aftermarket. The Company historically has not engaged in wide-scale advertising or other promotional activities. The Company's products are marketed to its customers under the name "Bonded Motors." The Company provides a telephonic customer support service for use by its customers.

    The Company believes that the ability to meet its customers' needs on a timely basis nationwide is an important competitive factor. In order to facilitate this quick response, the Company maintains an inventory of its most popular engine models and variations at its regional distribution centers in California, Washington, Colorado, Ohio, Georgia and New York.

    The Company's principal automotive parts chain store customers typically stock from approximately four to thirty-five of the most popular engine configurations and place special orders for other engines from among the Company's selection of over 1,500 engine types and variations. Special orders are usually remanufactured to order and shipped directly to the customer's retail store. The Company's 75 most popular engine configurations constituted 50% of sales in 1997. The Company normally completes the remanufacturing process for a special order engine, from receipt of order to shipment, in three business days.

COMPETITION

    The Company's segment of the automotive aftermarket industry, engine remanufacturing, is highly competitive. The Company's competitors include a number of relatively large, as well as smaller, regional and local engine remanufacturers. The Company also competes with remanufacturers that are authorized by certain automobile manufacturers to remanufacture their engines for authorized distribution to the manufacturers' dealerships. Some of the companies that sell to dealers have greater resources than those of the Company. The Company believes that the primary competitive factors in its business are price, quality, service, ability to deliver remanufactured engines swiftly, product performance and selection of remanufactured engines offered.

EMPLOYEES

    At March 31, 1998, the Company had approximately 390 full-time employees, of whom 35 are salaried and the balance are employed on an hourly basis. None of the Company's employees is a party to any collective bargaining agreement. The Company has not experienced any work stoppages and considers its employee relations to be satisfactory. All of the Company's non-officer employees are eligible to participate in the Company's YARDSTICK incentive bonus program.

FACILITIES

    The Company's principal production facility, which is leased from its principal shareholder, is located in an unincorporated area of South-Central Los Angeles. The lease terminates on January 31, 2015. The lease provides for a monthly rental of $8,000 and monthly rent increases at five-year intervals based on increases in the Consumer Price Index. The lease also provides for indemnification of the lessor arising from claims caused by, among other things, any hazardous substance, whether caused by the Company's use or a prior use of the premises. The Company also leases facilities adjacent to its Los Angeles manufacturing plant, its manufacturing facility in Macon, Georgia, and its distribution centers in Washington, Colorado, Ohio and New York.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of the Company.

NAME                                 AGE     POSITION
--------------------------------     ---     ------------------------------------------------------------
Aaron Landon....................     56      Chairman and Chief Executive Officer

Richard Funk....................     61      President and Director

Paul Sullivan...................     54      Vice President of Finance and Administration, Chief
                                             Financial Officer and Director

Buddy Mercer....................     54      Vice President of Operations, Chief Operating Officer and
                                             Director

Edward T. Bradford..............     55      Director (1)

Cornelius P. McCarthy III.......     38      Director (1)(2)

John F. Creamer.................     67      Director (2)

    ----------------------------

    (1) Member of the Compensation Committee.

    (2) Member of the Audit Committee.

    AARON LANDON, the founder of the Company, has served as its Chairman and Chief Executive Officer since 1971 and as its President from 1971 until November 1997. Mr. Landon has over 25 years experience in the engine remanufacturing business.

    RICHARD FUNK has served as the Company's President since November 1997 and a director since April 1996. From January 1993 until November 1997, Mr. Funk served as a consultant to automobile engine remanufacturing companies. For over 20 years prior to 1993, Mr. Funk was the General Manager of Tam Engineering Corp., a large automobile engine remanufacturer. He has over 30 years of experience in the engine remanufacturing business.

    PAUL SULLIVAN has served as the Company's Vice President of Finance and Administration since February 1994 and as Chief Financial Officer since January 1994. Mr. Sullivan also served as the Company's Controller from March 1989 to February 1994. He has over nine years experience in the engine remanufacturing business.

    BUDDY MERCER has served as the Vice President of Operations and Chief Operating Officer of the Company since January 1994. Mr. Mercer served as the Company's General Manager, responsible for overseeing operations and sales, from January 1992 to January 1994. Mr. Mercer also served as the Company's Sales Manager from 1982 to January 1992. He has over 15 years experience in the engine remanufacturing industry.

    EDWARD T. BRADFORD became a director of the Company in March 1997. Since March 1984, he has been a principal of Bradford & Marzec, Inc., an investment management firm in Los Angeles.

    CORNELIUS P. MCCARTHY III has served as a director of the Company since April 1996. Since December 1996, he has been a Senior Vice President of Corporate Finance at Pennsylvania Merchant Group, an investment banking firm. From December 1993 to December 1996, he was a Managing Director, Corporate Finance of Laidlaw & Co., an investment banking firm. From December 1992 to December 1993, Mr. McCarthy was President and proprietor of McCarthy & Company, a financial consulting firm.

    JOHN F. CREAMER became a director of the Company in September 1997. In 1978, he founded, and he is President of, Distribution Marketing Services Inc., a consulting firm that specializes in the automotive aftermarket industry, including merger and acquisition activity and executive placement in that industry. In 1994, Mr. Creamer was appointed President of the Automotive Warehouse Distributors Association, and since 1986, has served as a member of the Board of Directors of Echlin Corporation, a global manufacturer serving automobile manufacturers and the automotive aftermarket.

EXECUTIVE COMPENSATION

    The following table sets forth the cash and other compensation paid in 1996 and 1997 to the Company's executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL COMPENSATION
                                                             --------------------------------      ALL OTHER
NAME AND PRINCIPAL POSITION                                    YEAR     SALARY($)   BONUS($)     COMPENSATION
-----------------------------------------------------------  ---------  ----------  ---------  -----------------

Aaron Landon, Chairman and Chief Executive Officer.........       1997  $  177,000     --             --
                                                                  1996  $  156,000     --             --

Richard Funk, President....................................       1997  $   21,250(1)    --           --
                                                                  1996         N/A     --             --

Paul Sullivan, Chief Financial Officer.....................       1997  $  110,250     --             --
                                                                  1996  $   83,000     --             --

Buddy Mercer, Chief Operating Officer......................       1997  $  114,000     --             --
                                                                  1996  $  114,000  $  30,000         --

------------------------

(1) For the period from November 3, 1997 to December 31, 1997. Mr. Funk's annualized salary is $170,000.

    OPTION GRANTS IN 1997

    The following table sets forth information relating to grants of stock options to the Company's executive officers in 1997.

                                          NUMBER OF SHARES     TOTAL PERCENTAGE
                                          OF COMMON STOCK     OF OPTIONS GRANTED      EXERCISE OR
                                         UNDERLYING OPTIONS     TO EMPLOYEES IN     BASE PRICE PER     EXPIRATION
NAME                                          GRANTED             FISCAL YEAR            SHARE            DATE
---------------------------------------  ------------------  ---------------------  ---------------  --------------

Richard Funk...........................         100,000                  54%           $    8.63        11/03/2002

Paul Sullivan..........................          30,000                  16%           $    8.75        02/11/2002

Buddy Mercer...........................          20,000                  11%           $   10.00        06/26/2002

    AGGREGATED OPTION EXERCISES IN 1997 AND 1997 YEAR-END OPTION VALUES

    The following table sets forth information relating to the value of all options held by the Company's executive officers as of December 31, 1997.

                                                            NUMBER OF SHARES OF COMMON
                                                                 STOCK UNDERLYING          VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS AT     IN-THE- MONEY OPTIONS AT
                                      SHARES                    DECEMBER 31, 1997           DECEMBER 31, 1997
                                    ACQUIRED ON    VALUE    --------------------------  --------------------------
NAME                                 EXERCISE    REALIZED   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------  -----------  ---------  -----------  -------------  -----------  -------------

Aaron Landon......................      --          --          68,750         68,750    $ 168,438    $   168,438
Richard Funk......................      --          --          --            100,000       --            --
Paul Sullivan.....................      15,000   $  54,375      --             45,000       --             45,000
Buddy Mercer......................      --          --          --             20,000       --            --

COMPENSATION OF DIRECTORS

    Pursuant to the Company's Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), the Company may grant to each director of the Company who is not an employee of the Company options to purchase not less than 1,500 shares of Common Stock annually, exercisable at the fair market value at the date of grant. Each non-employee director of the Company is paid $750 for, and reimbursed for his out-of-pocket expenses associated with, each meeting of the Board of Directors and Board committees attended. All directors are eligible to participate in the Company's 1996 Incentive Stock Plan, as amended (the "1996 Plan"). Employee directors receive no additional cash compensation for service as directors. See "Incentive Stock Plans."

    In December 1995, Paul Sullivan paid the exercise price of an option with a note for $100,000, which bears interest at 8% per annum and is due in December 2002.

EMPLOYMENT AGREEMENTS

    Aaron Landon, Buddy Mercer and Paul Sullivan have entered into employment agreements with the Company that end on December 31, 1999. The term of each employment agreement is three years, and the agreements provide for an annual salary base of $210,000, $144,000 and $144,000 to Messrs. Landon, Mercer and Sullivan, respectively. In November 1997, the Company entered into an employment agreement with Richard Funk expiring in December 1999 and providing for an annual base salary of $170,000. This agreement is terminable at any time without penalty at the option of either party. Under these agreements, the Company has the right to retain each employee as a consultant for a period of two years after the end of his employment. The Company's Board of Directors also may grant bonuses or increase the base salary payable to any executive. In addition to his cash compensation, Mr. Landon receives an automobile allowance. Messrs. Landon, Funk, Mercer and Sullivan each receive additional benefits, including those generally provided to other employees of the Company.

    In conformity with the Company's policy, all officers execute confidentiality and non-disclosure agreements upon the commencement of employment with the Company. The agreements generally provide that all inventions or discoveries related to the Company's business and all confidential information developed or made known during the term of employment are the exclusive property of the Company and may not be used or disclosed to third parties without prior approval of the Company.

INCENTIVE STOCK PLANS

    The 1996 Plan provides for the issuance of options, stock awards and restricted stock purchase offers to employees, officers and directors of, and consultants to, the Company ("Eligible Participants") to purchase up to an aggregate of 600,000 shares of Common Stock, subject to adjustment under certain circumstances. Options granted under the 1996 Plan may be either "incentive stock options" as defined by Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-statutory stock options. The 1996 Plan is administered by the Compensation Committee of the Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the record and, to the knowledge of the Company, beneficial ownership of shares of Common Stock as of April 30, 1998 and as adjusted to reflect the sale of the Common Stock offered hereby for: (i) each director of the Company; (ii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares; and (iii) all directors and executive officers as a group. Except pursuant to applicable community property laws or as otherwise indicated, each shareholder has sole voting and investment power with respect to the shares beneficially owned.

                                                  BENEFICIAL OWNERSHIP (1)                     BENEFICIAL OWNERSHIP
                                                    PRIOR TO THE OFFERING     SHARES TO BE     AFTER THE OFFERING(1)
                                                  -------------------------   SOLD IN THE    -------------------------
NAME AND ADDRESS                                    SHARES     PERCENTAGE       OFFERING       SHARES     PERCENTAGE
------------------------------------------------  ----------  -------------  --------------  ----------  -------------

Aaron Landon(2)(3)..............................   1,418,520         44.4%        480,000       938,520         20.0%
Richard Funk....................................      --               --          --            --               --
Paul Sullivan(4)................................     132,020          4.3          --           132,020          2.9
Buddy Mercer....................................      50,020          1.6          20,000        30,020            *
Edward T. Bradford..............................      --               --          --            --               --
Cornelius P. McCarthy III.......................      --               --          --            --               --
John F. Creamer.................................       2,000            *          --             2,000            *
Kennedy Capital Management......................     227,400          7.4          --           227,400          5.0
  10829 Olive Blvd.
  St. Louis, MO 63141
Heartland Advisors..............................     200,000          6.5          --           200,000          4.4
  790 N. Milwaukee Street
  Milwaukee, WI 53202
All directors and executive officers as a group
 (7 persons)....................................   1,602,560         49.7%        500,000     1,102,560         23.3%

------------------------

*   Represents less than 1%.

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percentage beneficially owned by such individual. The address of all of the named individuals is c/o Bonded Motors, Inc., 7522 S. Maie Avenue, Los Angeles, California 90001.

(2) Consists of 1,281,020 shares held by The Landon Family Trust, The Landon Family Foundation, The Aaron P. Landon Annuity Trust and The Maude M. Landon Annuity Trust, for which trusts Aaron Landon and Maude Landon, his wife, are trustees or co-trustees.

(3) Includes 137,500 shares purchasable under currently exercisable options.

(4) Includes 30,000 shares purchasable under currently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue up to 10,000,000 shares of Common Stock, no par value per share. As of April 30, 1998, there were 3,055,040 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders do not have the right to cumulate their votes on any matter.

    Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, holders of Common Stock are entitled to ratably receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue up to 1,000,000 shares of preferred stock, no par value per share, none of which is outstanding. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and on liquidation, conversion rights, redemption rights, sinking funds provisions and other rights, privileges and preferences. Although it presently has no intention to do so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. This provision may be deemed to have a potential anti-takeover effect and could delay or prevent a change of control of the Company.

TRANSFER AGENT

    U.S. Stock Transfer Corporation, Glendale, California is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

    The Underwriters, acting through Van Kasper & Company and Commonwealth Associates, as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), to purchase, and the Company and the Selling Shareholders have agreed to sell to them, severally, the number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------

Van Kasper & Company.............................................................

Commonwealth Associates..........................................................
                                                                                   ----------
    Total........................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------

    The shares of Common Stock are being offered by the Underwriters named herein, subject to their right to reject any order in whole or in part and to certain other conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any are purchased.

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the price to public set forth on the outside front cover page of this Prospectus and to
certain dealers at that price less a concession of not more than $   per share.
The Underwriters may allow and these dealers may reallow a discount not in
excess of $   to certain other dealers. After the Offering, offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, pursuant to which the Underwriters have the right, exercisable no later than 45-days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the initial offering price, less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of the additional Common Stock that the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares set forth in that table.

    In connection with the Offering, the Company has agreed to sell to the Representatives, for nominal consideration, warrants to purchase up to 75,000 shares of Common Stock (5% of the number of shares issued in the Offering) (the "Warrants"). The Warrants are exercisable, in whole or in part, at an exercise price of 120% of the price to public at any time during the four-year period beginning one year after the date of this Prospectus. The Warrants will be restricted from transfer for a period of one year from the date of this Prospectus, except for transfers to officers or partners of the Representatives and members of the selling group. The Warrant Agreement pursuant to which the Warrants will be issued will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Warrants should any one or more of certain specified events occur, including the Company's declaration of stock dividend, a split or reverse split of the Common Stock, reclassification of the Common Stock, the Company's distribution of property to all holders of the Common Stock and the issuances to all such holders of rights or warrants to purchase Common Stock at an exercise price less than the then current market value. The Warrants grant to the holder thereof certain rights of registration for the securities issuable upon exercise of the Warrants under the Securities Act.

    At the closing of the Offering and, if applicable, the closing of the purchase of shares of Common Stock pursuant to the over-allotment option, the Company will also pay to the Representatives a non-accountable expense allowance of 0.75% of the gross proceeds of the Common Stock sold by the Company at such closing.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

    Pursuant to the terms of certain lock-up agreements, the Company's directors and officers, and its affiliates who own more than 1.0% of the outstanding shares of Common Stock, have agreed with the Underwriters that, for a period of 120 days after the date of this Prospectus, they will not offer to sell or otherwise sell, dispose of or grant any rights with respect to any shares of Common Stock, now owned or hereafter acquired directly by them or with respect to which they have the power of disposition, without the prior written consent of Van Kasper & Company. The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or any options or warrants to purchase Common Stock other than shares or options issued under the Company's stock option plans, for a period of 120 days after the date of this Prospectus, without the prior written consent of Van Kasper & Company.

    The Representatives have advised the Company that, pursuant to Regulation M promulgated under the Securities Exchange Act of 1934, as amended, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of pegging, fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position created in connection with the Offering. The Underwriters may also cover all or a portion of such short position by exercising their over-allotment option. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company and the Selling Shareholders that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                             CERTAIN LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Petillon & Hansen, Torrance, California. Certain legal matters in connection with the sale of the shares offered hereby will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

    The financial statements of Bonded Motors, Inc. as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been included herein and in the registration statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company, reference is made to the Registration Statement.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed by the Company, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of reports, proxy statements and other information electronically filed with the Commission by the Company may be inspected by accessing the Commission's World Wide Web site at http://www.sec.gov.

                              BONDED MOTORS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                          -----------
Independent Auditors' Report............................................................................         F-2

Balance Sheets..........................................................................................         F-3

Statements of Earnings..................................................................................         F-4

Statements of Shareholders' Equity......................................................................         F-5

Statements of Cash Flows................................................................................         F-6

Notes to Financial Statements...........................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Bonded Motors, Inc.:

We have audited the accompanying balance sheets of Bonded Motors, Inc. as of December 31, 1996 and 1997 and the related statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bonded Motors, Inc. as of December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Los Angeles, California
February 11, 1998

                              BONDED MOTORS, INC.
                                 BALANCE SHEETS

                                                                                 DECEMBER 31,
                                                                          --------------------------
                                                                              1996          1997
                                                                          ------------  ------------   MARCH 31,
                                                                                                      ------------
                                                                                                          1998
                                                                                                      ------------
                                                                                                      (UNAUDITED)

                                                      ASSETS
Current assets:
  Cash..................................................................  $     73,498       297,043       200,431
  Trade accounts receivable (less allowance for doubtful accounts of
  $67,866 in 1996, $118,586 in 1997 and $128,019 in 1998) (note 3)......     1,901,619     3,728,530     6,558,080
  Inventories:
    Parts (note 3)......................................................       823,383     1,320,005     1,570,074
    Work in process.....................................................       293,688       622,159       698,200
    Finished goods (note 3).............................................     3,854,993     5,334,797     5,548,822
                                                                          ------------  ------------  ------------
                                                                             4,972,064     7,276,961     7,817,096
                                                                          ------------  ------------  ------------
  Deferred tax assets (note 6)..........................................       421,414       459,853       393,144
  Prepaid expenses and other current assets.............................       143,771       183,732       264,719
  Prepaid income taxes (note 6).........................................       287,004       177,700         2,689
                                                                          ------------  ------------  ------------
        Total current assets............................................     7,799,370    12,123,819    15,236,159
                                                                          ------------  ------------  ------------
Property and equipment, at cost:
  Machinery and equipment...............................................     1,478,181     2,463,791     2,672,129
  Furniture and fixtures................................................       358,215       432,397       445,985
                                                                          ------------  ------------  ------------
                                                                             1,836,396     2,896,188     3,118,114
  Less accumulated depreciation.........................................     1,131,640     1,308,166     1,367,361
                                                                          ------------  ------------  ------------
        Net property and equipment......................................       704,756     1,588,022     1,750,753
                                                                          ------------  ------------  ------------
Goodwill, less accumulated amortization of $7,946 in 1997 and $13,244 in
 1998 (note 9)..........................................................       --            203,934       198,636
Deferred tax assets (note 6)............................................       520,223     1,229,043     1,352,683
Other assets............................................................         5,551         5,709       --
                                                                          ------------  ------------  ------------
                                                                          $  9,029,900    15,150,527    18,538,231
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current maturities of notes payable to related parties (note 5).........  $    100,000       100,000       --
Current installments of notes payable to bank (note 4)..................       --            385,128       385,128
Accounts payable........................................................     1,218,004     1,672,230     2,574,737
Accrued expenses........................................................       319,452       427,608       575,335
Accrued warranty obligations............................................       350,000       410,000       471,000
                                                                          ------------  ------------  ------------
        Total current liabilities.......................................     1,987,456     2,994,966     4,006,200
                                                                          ------------  ------------  ------------
Notes payable to bank, excluding current installments (note 4)..........       --            471,395       375,113
Long-term debt (note 4).................................................       --          3,200,000     5,450,808
Commitments and contingencies (note 7)
Shareholders' equity (note 10):
  Preferred stock, no par value. Authorized 1,000,000 shares; none
    issued and outstanding..............................................       --            --            --
  Common stock, no par value. Authorized 10,000,000 shares; issued and outstanding 3,002,940, 3,037,540 and 3,040,040 shares as of December
    31, 1996, 1997 and March 31, 1998, respectively.....................     4,678,419     4,873,319     4,889,569
  Retained earnings.....................................................     2,564,025     3,710,847     3,916,541
  Notes receivable from exercise of stock options.......................      (200,000)     (100,000)     (100,000)
                                                                          ------------  ------------  ------------
        Total shareholders' equity......................................     7,042,444     8,484,166     8,706,110
                                                                          ------------  ------------  ------------
                                                                          $  9,029,900    15,150,527    18,538,231
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                See accompanying notes to financial statements.

                              BONDED MOTORS, INC.
                             STATEMENTS OF EARNINGS

                                                                                                THREE MONTHS
                                                           YEARS ENDED DECEMBER 31,           ENDED MARCH 31,
                                                    --------------------------------------  --------------------
                                                        1995         1996         1997        1997       1998
                                                    ------------  -----------  -----------  ---------  ---------
                                                                                                (UNAUDITED)
Net sales.........................................  $ 13,620,736   18,636,604   24,076,192  5,075,773  8,508,042
Cost of sales.....................................    10,174,434   14,351,214   19,368,877  3,689,416  6,984,237
                                                    ------------  -----------  -----------  ---------  ---------
        Gross profit..............................     3,446,302    4,285,390    4,707,315  1,386,357  1,523,805
Selling, general and administrative expenses......     2,117,879    2,685,029    3,706,203    864,587  1,082,596
                                                    ------------  -----------  -----------  ---------  ---------
        Earnings from operations..................     1,328,423    1,600,361    1,001,112    521,770    441,209

Other (expense) income:
    Interest expense..............................       (80,328)     (68,657)    (193,247)   (12,293)  (110,424)
    Interest income...............................            --       68,650       16,971      4,077      2,085
    Other.........................................        65,651           --       (3,520)        --     (1,896)
                                                    ------------  -----------  -----------  ---------  ---------
        Earnings before income taxes and
        extraordinary item........................     1,313,746    1,600,354      821,316    513,554    330,974
Income tax (benefit) expense......................       152,000       28,671     (325,506)    85,034    125,280
                                                    ------------  -----------  -----------  ---------  ---------
        Earnings before extraordinary item........     1,161,746    1,571,683    1,146,822    428,520    205,694
Extraordinary item--gain from forgiveness of debt
 net of income tax effect of $15,000..............       119,000           --           --         --         --
                                                    ------------  -----------  -----------  ---------  ---------
        Net earnings..............................  $  1,280,746    1,571,683    1,146,822    428,520    205,694
                                                    ------------  -----------  -----------  ---------  ---------
                                                    ------------  -----------  -----------  ---------  ---------
Basic earnings per share:
    Earnings before extraordinary item............  $        .64          .57          .38        .14        .07
    Extraordinary item............................           .06           --           --         --         --
                                                    ------------  -----------  -----------  ---------  ---------
        Net earnings..............................  $        .70          .57          .38        .14        .07
                                                    ------------  -----------  -----------  ---------  ---------
                                                    ------------  -----------  -----------  ---------  ---------
Diluted earnings per share:
    Earnings before extraordinary item............  $        .59          .56          .37        .14        .06
    Extraordinary item............................           .06           --           --         --         --
                                                    ------------  -----------  -----------  ---------  ---------
        Net earnings..............................  $        .65          .56          .37        .14        .06
                                                    ------------  -----------  -----------  ---------  ---------
                                                    ------------  -----------  -----------  ---------  ---------
Weighted average common shares
 outstanding--Basic...............................     1,817,000    2,750,000    3,021,000  3,003,000  3,039,000
                                                    ------------  -----------  -----------  ---------  ---------
                                                    ------------  -----------  -----------  ---------  ---------
Weighted average common and common equivalent
 shares outstanding--Diluted......................     1,972,000    2,797,000    3,116,000  3,111,000  3,188,000
                                                    ------------  -----------  -----------  ---------  ---------
                                                    ------------  -----------  -----------  ---------  ---------

                See accompanying notes to financial statements.

                              BONDED MOTORS, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                        NOTES
                                                                                      RECEIVABLE
                                                                         RETAINED        FROM          NET
                                                   COMMON STOCK          EARNINGS      EXERCISE    SHAREHOLDERS'
                                             ------------------------  (ACCUMULATED    OF STOCK       EQUITY
                                               SHARES       AMOUNT       DEFICIT)      OPTIONS     (DEFICIENCY)
                                             ----------  ------------  ------------  ------------  ------------
Balance at December 31, 1994...............   1,800,000  $     12,500     (288,404)           --      (275,904)
Issuance of common stock...................     200,000       200,000           --            --       200,000
Notes receivable from exercise of stock
 options...................................          --            --           --      (200,000)     (200,000)
Net earnings...............................          --            --    1,280,746            --     1,280,746
                                             ----------  ------------  ------------  ------------  ------------
Balance at December 31, 1995...............   2,000,000       212,500      992,342      (200,000)    1,004,842
Public sale of common stock at $5.875 per
 share, net of expenses....................   1,000,000     4,436,151           --            --     4,436,151
Issuance of common stock to employees......       2,940        29,768           --            --        29,768
Net earnings...............................          --            --    1,571,683            --     1,571,683
                                             ----------  ------------  ------------  ------------  ------------
Balance at December 31, 1996...............   3,002,940     4,678,419    2,564,025      (200,000)    7,042,444
Exercise of stock options..................      34,600       194,900           --            --       194,900
Payment of notes receivable................          --            --           --       100,000       100,000
Net earnings...............................          --            --    1,146,822            --     1,146,822
                                             ----------  ------------  ------------  ------------  ------------
Balance at December 31, 1997...............   3,037,540     4,873,319    3,710,847      (100,000)    8,484,166
                                             ----------  ------------  ------------  ------------  ------------
Exercise of stock options..................       2,500        16,250           --            --        16,250
Net earnings...............................          --            --      205,694            --       205,694
                                             ----------  ------------  ------------  ------------  ------------
Balance at March 31, 1998 (Unaudited)......   3,040,040  $  4,889,569    3,916,541      (100,000)    8,706,110
                                             ----------  ------------  ------------  ------------  ------------
                                             ----------  ------------  ------------  ------------  ------------

                See accompanying notes to financial statements.

                              BONDED MOTORS, INC.
                            STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED                 THREE MONTHS ENDED
                                                             DECEMBER 31,                    MARCH 31,
                                                  ----------------------------------  ------------------------
                                                     1995        1996        1997        1997         1998
                                                  ----------  ----------  ----------  -----------  -----------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net earnings..................................  $1,280,746   1,571,683   1,146,822      428,520      205,694
Adjustments to reconcile net earnings to net
 cash used in operating activities:
    Depreciation and amortization...............      50,700     107,297     184,526       32,828       64,597
    Gain from forgiveness of debt...............    (119,000)         --          --           --           --
    Loss on sale of property and equipment......          --          --       3,520           --        1,896
    (Increase) decrease in assets:
      Accounts receivable.......................    (729,036)   (323,436) (1,826,911)    (817,302)  (2,829,550)
      Inventories...............................    (465,748) (2,869,308) (2,167,221)    (744,136)    (540,135)
      Prepaid expenses and other assets.........    (164,726)    109,334     (40,118)    (119,467)     (75,278)
      Deferred tax assets.......................    (182,000)   (422,637)   (747,259)     (90,702)     (56,931)
    Increase (decrease) in liabilities:
      Accounts payable..........................     106,723    (275,367)    454,226     (125,868)     902,507
      Accrued expenses..........................      54,170      (8,640)    108,156       43,720      147,727
      Accrued warranty obligations..............      60,000      60,000      60,000       15,000       61,000
      Income taxes payable......................     310,916    (609,939)    109,304      175,736      175,011
                                                  ----------  ----------  ----------  -----------  -----------
        Total adjustments.......................  (1,078,001) (4,232,696) (3,861,777)  (1,630,191)  (2,149,156)
                                                  ----------  ----------  ----------  -----------  -----------
        Net cash provided by (used in) operating
          activities............................     202,745  (2,661,013) (2,714,955)  (1,201,671)  (1,943,462)
                                                  ----------  ----------  ----------  -----------  -----------
Cash flows from investing activities:
  Purchases of equipment........................    (102,956)   (647,607)   (755,405)     (49,215     (224,426)
  Acquisition of assets.........................          --          --    (667,318)          --           --
  Proceeds from sale of equipment...............          --          --       9,800           --          500
                                                  ----------  ----------  ----------  -----------  -----------
        Net cash used in investing activities...    (102,956)   (647,607) (1,412,923)     (49,215)    (223,926)
Cash flows from financing activities:
  Net proceeds from exercise of stock options...          --          --     194,900           --       16,250
  Net proceeds from sale of common stock........          --   4,436,151          --           --           --
  Borrowings from bank..........................     250,000   1,820,000   5,730,000    1,200,000    3,654,652
  Repayments of notes payable to related
    parties.....................................    (149,919)   (917,770)         --           --     (100,000)
  Repayments of bank borrowings.................          --  (2,070,000) (1,673,477)          --   (1,500,126)
  Repayment on notes receivable from exercise of
    options.....................................          --          --     100,000           --           --
  Repayment of amounts due to creditors under
    deferral/reduction arrangement..............    (320,696)         --          --           --           --
                                                  ----------  ----------  ----------  -----------  -----------
        Net cash (used in) provided by financing
          activities............................    (220,615)  3,268,381   4,351,423    1,200,000    2,070,776
                                                  ----------  ----------  ----------  -----------  -----------
        Net increase (decrease) in cash.........    (120,826)    (40,239)    223,545      (50,886)     (96,612)
Cash at beginning of year.......................     234,563     113,737      73,498       73,498      297,043
                                                  ----------  ----------  ----------  -----------  -----------
Cash at end of year.............................  $  113,737      73,498     297,043       22,612      200,431
                                                  ----------  ----------  ----------  -----------  -----------
                                                  ----------  ----------  ----------  -----------  -----------
Supplemental disclosure of cash flow
 information:
  Cash paid for:
  Interest......................................  $   83,015      74,476     159,368       12,293      110,424
  Income taxes..................................          --   1,073,000     278,998           --        7,200
                                                  ----------  ----------  ----------  -----------  -----------
                                                  ----------  ----------  ----------  -----------  -----------

                See accompanying notes to financial statements.

                              BONDED MOTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1)  THE COMPANY

    Bonded Motors, Inc. (the Company) remanufactures automobile engines primarily for domestic and Japanese imported cars and light trucks in the United States for resale to automotive retailers, end users and installers.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

QUARTERLY UNAUDITED FINANCIAL STATEMENTS

    In the opinion of management, the unaudited financial statements contained herein include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly and in accordance with generally accepted accounting principles the financial position, results of operations and cash flows as of and for the periods ended March 31, 1997 and 1998.

INVENTORIES

    Inventories are stated at the lower of average cost or market (net realizable value). Included in inventories were cores of $492,973, $1,190,801 and $1,778,179 at December 31, 1995, 1996 and 1997, respectively.

REVENUE RECOGNITION AND CORE ACCOUNTING

    Revenue is recognized upon shipment of product, net of a provision for core returns. The Company's customers are encouraged to return their old, rebuildable core for a credit against the engine purchased. The Company identifies the returned core to the original customer invoice and issues a credit memo equal to the core charge reflected on the original invoice. These core returns, recorded as a reduction in net sales, were $3,122,824, $5,024,263 and $6,729,801 during the years ended December 31, 1995, 1996 and 1997, respectively.

    Cores returned from customers are recorded into inventory on the same basis as the Company records purchases of cores from independent core suppliers into inventory, at the lower of average cost or market (net realizable value).

PRODUCT WARRANTY

    The Company provides the ultimate customer with a warranty with each engine. Warranty expense is accrued at the time of sale based upon actual claims history.

GOODWILL

    Goodwill represents the excess of the purchase price over the fair value of the net assets acquired resulting from a business combination and is being amortized on a straight-line basis over ten years.

DEPRECIATION AND AMORTIZATION

    The Company provides for depreciation of machinery and equipment by use of the straight-line and declining-balance methods over the estimated useful lives of the related assets, which range from 3 to 12 years. Amortization of leasehold improvements is provided under the straight-line method over the term of the lease, not to exceed the economic useful lives of the related assets.

                              BONDED MOTORS, INC.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to expense as incurred. Research and development costs aggregated approximately $124,000 and $66,000 during the year ended December 31, 1995 and 1996, respectively. No research and development costs were incurred in 1997.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations or liquidity.

COMPREHENSIVE INCOME

    The Company adopted Statement of Financial Accounting Standards No. 130 "Comprehensive Income" (SFAS 130) on January 1, 1998. The Company has no items of comprehensive income and as a result SFAS 130 has no impact on the Company's financial reporting.

INCOME TAXES

    The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

EARNINGS PER SHARE

    The Financial Accounting Standards Board issued statement No. 128, "Earnings per Share" (SFAS No. 128), in March 1997, effective for fiscal years ending after December 15, 1997. The Company adopted SFAS No. 128 in 1997. This statement requires the presentation of "Basic" earnings per share which represents net earnings divided by the weighted average shares outstanding, excluding all common stock equivalents. A dual presentation of "Diluted" earnings per share reflecting the dilutive effects of all common stock equivalents is also required. Earnings per share amounts for all periods presented have been restated for the effects of the adoption of SFAS No. 128.

    The weighted average common shares outstanding during the years ended December 31, 1995, 1996 and 1997 were 1,817,00, 2,750,000 and 3,021,000, respectively. For purposes of Diluted earnings per share,

                              BONDED MOTORS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the incremental common equivalent shares due to outstanding stock options and warrants during the years ended December 31, 1995, 1996 and 1997 were 155,000, 47,000 and 95,000, respectively. No adjustments to net income were made for the purpose of computing diluted earnings per share.

STOCK-BASED COMPENSATION

    The Company has two option plans for which shares of common stock are reserved for issuance to executives, key employees and directors. Effective January 1, 1996 the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Accordingly, the Company is recognizing compensation cost pursuant to the provisions of Accounting Principles Board Opinion No. 25. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amount as indicated below:

                                                                                            1996          1997
                                                                                        ------------  ------------
Net earnings as reported..............................................................  $  1,571,683     1,146,822
Pro forma net earnings................................................................       952,151       453,567
Basic net earnings per share as reported..............................................           .57           .38
Pro forma basic net earnings per share................................................           .35           .15

Diluted net earnings per share as reported............................................           .56           .37
Pro forma diluted net earnings per share..............................................           .34           .15
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1997: dividend yield of 0%; expected volatility of 35% and 34%, respectively; risk-free interest rate of between 6.0% and 6.7%; and expected lives of five years.

    The weighted average fair value of options granted during 1996 and 1997 is and $2.48 and $3.62 respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of accounts receivable, inventories, accounts payable, accrued expenses and notes payable to bank and related parties approximate fair value because of the short maturity of these items.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reported amounts of assets, liabilities, revenues and expenses and the amount of any contingent assets or liabilities disclosed in the financial statements. Actual results could differ from the estimates made.

                              BONDED MOTORS, INC.

(3)  CORE CREDITS

    The Company has a core exchange program, whereby customers are entitled to receive a credit for any cores returned. A core provision is recorded against accounts receivable for the credits expected to be issued with respect to sales made during the year. This provision totaled $181,000 and $301,000 for the years ended December 31, 1996 and 1997, respectively. In addition, the cost of those cores expected to be returned are added to parts inventory at cost. This adjustment totaled $108,000 and $180,000 at December 31, 1996 and 1997, respectively.

(4)  LONG-TERM DEBT AND NOTES PAYABLE TO BANK

LONG-TERM DEBT

    In January 1998, the Company entered into an amended credit agreement (the Credit Agreement) providing for a revolving line of credit for borrowings up to $7,500,000 through May 1, 2000. Borrowings under the Credit Agreement bear interest at LIBOR (5.84% at December 31, 1997) plus 2.0% or at the bank's prime interest rate (8.50% at December 31, 1997) as selected by the Company. Borrowings under the line of credit are secured by the Company's assets. Total amounts outstanding under the revolving line of credit at December 31, 1997 were $3,200,000 ($5,450,808 at March 31, 1998 (unaudited)). The Company had available borrowings under the line of credit of $4,300,000 at December 31, 1997 ($2,049,192 at March 31, 1998 (unaudited)).

    The Credit Agreement also provides for an acquisition facility for borrowings up to $8,000,000 for a period of two years from the date of funding. This facility is to be used for general corporate purposes and in the event the Company enters into an acquisition in the automotive industry. Borrowings under the Credit Agreement bear interest at the bank's prime interest rate plus 0.25% or LIBOR plus 2.25% or the bank's cost of funds plus 2.25%, as selected by the Company, and are secured by the assets of the Company and of the acquired company. At December 31, 1997, $856,523 ($760,241 at March 31, 1998 (unaudited))
had been drawn down and were outstanding under this facility. The Company had available borrowings under this facility of $7,143,477 at December 31, 1997 ($7,239,759 at March 31, 1998 (unaudited)).

    The Credit Agreement includes various financial covenants, the more significant of which are tangible net worth, debt coverage ratio, senior debt to tangible net worth and quick ratio. The Company was in compliance with all such covenants as of December 31, 1997.

                              BONDED MOTORS, INC.

(4)  LONG-TERM DEBT AND NOTES PAYABLE TO BANK (CONTINUED)
NOTES PAYABLE TO BANK

    The Company's notes payable to bank consisted of the following at December 31, 1996 and 1997:

                                                                           1996        1997
                                                                        ----------  ----------
Note payable to bank, payable in monthly installments of $3,188 plus
  interest at prime plus .375%, maturing December 2, 1999.............  $   --          73,323
Note payable to bank, payable in monthly installments of $20,833 plus
  interest at prime, maturing August 1, 2002..........................      --         465,491
Note payable to bank, payable in monthly installments of $8,073 plus
  interest at prime plus .37%, maturing August 1, 2002................      --         317,709
                                                                        ----------  ----------
  Total notes payable to bank.........................................      --         856,523
Less installments due within one year.................................      --         385,128
                                                                        ----------  ----------
  Notes payable to bank, excluding current installments                 $   --         471,395
                                                                        ----------  ----------
                                                                        ----------  ----------

    In January 1998, all the above term loans were consolidated under the $8,000,000 acquisition facility under the Credit Agreement.

(5)  RELATED PARTY TRANSACTIONS

    Notes payable to related parties consisted of the following:

                                                                         1996        1997
                                                                      ----------  ----------
Note payable to affiliate of shareholder, non-interest bearing,
  unsecured and due on demand.......................................  $  100,000     100,000
                                                                      ----------  ----------
                                                                         100,000     100,000
Less current maturities.............................................     100,000     100,000
                                                                      ----------  ----------
                                                                      $   --          --
                                                                      ----------  ----------
                                                                      ----------  ----------

    Interest incurred on notes payable to related parties was $72,146 and $17,251 during the year ended December 31, 1995 and 1996, respectively. No interest was incurred in 1997.

    In the normal course of business, the Company purchased cores from a relative of the Chief Executive Officer and majority shareholder. Total purchases were $94,000 and $462,000 in the years ended December 31, 1995 and 1996, respectively. No amounts were outstanding in relation to those purchases by the Company at December 31, 1995 or 1996. No such purchases were made during 1997.

                              BONDED MOTORS, INC.

(6)  INCOME TAXES

    Income tax (benefit) expense is comprised of the following:

                                                                                1995         1996         1997
                                                                             -----------  -----------  -----------
Current:
  Federal..................................................................  $   334,000      446,390      409,774
  State....................................................................      --             4,918       11,978
                                                                             -----------  -----------  -----------
                                                                                 334,000      451,308      421,752
                                                                             -----------  -----------  -----------
Deferred:
  Federal..................................................................       44,000       25,674     (109,959)
  State....................................................................     (226,000)    (448,311)    (637,299)
                                                                             -----------  -----------  -----------
                                                                                (182,000)    (422,637)    (747,258)
                                                                             -----------  -----------  -----------
                                                                             $   152,000  $    28,671  $  (325,506)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

    Actual income tax (benefit) expense differs from those obtained by applying the Federal income tax rate of 34% to earnings before income taxes and extraordinary item as follows:

                                                                                1995         1996         1997
                                                                             -----------  -----------  -----------
Computed "expected" income taxes...........................................  $   455,000      544,000      279,000
State income taxes, net of Federal income tax benefit......................       82,000       98,000       89,000
State income tax credits earned............................................     (227,000)    (600,000)    (718,000)
Change in the valuation allowance for deferred tax assets..................     (315,000)     --           --
Other......................................................................      157,000      (13,329)      24,494
                                                                             -----------  -----------  -----------
                                                                             $   152,000       28,671     (325,506)
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

    The primary components of temporary differences which give rise to deferred tax assets and liabilities at December 31, 1996 and 1997 are:

                                                                      1996         1997
                                                                   -----------  -----------
Deferred tax assets:
  State tax credits..............................................  $   716,267    1,387,850
  Warranty provision.............................................      140,350      139,400
  Sales returns allowance........................................      114,201      160,893
  Allowance for doubtful accounts................................       27,214       40,319
  Other..........................................................       32,213      176,037
                                                                   -----------  -----------
    Total gross deferred tax assets..............................    1,030,245    1,904,499
                                                                   -----------  -----------
Deferred tax liabilities:........................................
  Depreciation...................................................       15,910       23,807
  Sales returns allowance........................................       72,698      102,402
  Other..........................................................      --            89,394
                                                                   -----------  -----------
    Total gross deferred tax liabilities.........................       88,608      215,603
                                                                   -----------  -----------
    Net deferred tax assets......................................  $   941,637    1,688,896
                                                                   -----------  -----------
                                                                   -----------  -----------

                              BONDED MOTORS, INC.

(6)  INCOME TAXES (CONTINUED)

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, at December 31, 1997 management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if the Company's estimate of future taxable income is reduced.

    At December 31, 1995, 1996 and 1997, the Company had California state tax credit carryforwards of approximately $680,000, $716,000 and $1,388,000, respectively, available to offset future taxable income, if any, through 2012. Effective January 1, 1998, the California state credit program ceased.

(7) COMMITMENTS AND CONTINGENCIES

LEASES

    The Company leases certain facilities under a noncancelable operating lease through 2015 from its major shareholder. The Company also leases other facilities and certain equipment under noncancelable operating leases through 2000. Rental expense for the years ended December 31, 1995, 1996 and 1997 was $135,474, $132,066 and $282,847, respectively, of which approximately $90,000, $96,000 and $96,000 was incurred under the lease with the shareholder in 1995, 1996 and 1997, respectively.

    Future minimum lease payments under these leases at December 31, 1997 are as follows:

1998....................................................  $ 315,000
1999....................................................    258,000
2000....................................................    136,000
2001....................................................     96,000
2002....................................................     96,000
Thereafter..............................................  1,248,000
                                                          ---------
                                                          $2,149,000
                                                          ---------
                                                          ---------

ENVIRONMENTAL

    The Company operates two wastewater clarifiers at its Los Angeles production facility and a third clarifier was removed in 1994. In February 1996, the Company retained an environmental consultant to perform soil sampling in the area of the closed and the two active clarifiers. Based on the consultant's conclusions as to the remedial costs, assuming any remediation is required, management does not believe the cost to the Company would be material.

OTHER

    In December 1995, the Company entered into employment agreements with its officers for three-year terms providing for base salaries plus bonuses.

                              BONDED MOTORS, INC.

(7) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company is subject to certain miscellaneous legal claims in the ordinary course of business. Management does not believe that any liability as a result of such claims would have a material impact on the Company's results of operations or financial condition.

(8) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    The Company had sales to four significant customers with sales constituting 72%, 71% and 68% of net sales in 1995, 1996 and 1997, respectively. These customers comprised 82% and 81% of accounts receivable at December 31, 1996 and 1997, respectively. The loss of any of these customers could have a material adverse effect on the Company.

    Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company's credit losses for the period presented were not material and have not exceeded management's estimates.

(9) ACQUISITION

    On August 6, 1997, the Company acquired certain assets of Wheeler Manufacturing of Macon, Georgia, an automotive engine remanufacturing firm. The Company accounted for the acquisition using the purchase method. This purchase included manufacturing machinery and equipment, plant equipment, office furniture, fixtures and equipment, automotive parts inventory and supplies. The excess of acquisition costs over the fair value of net assets acquired is included in and has been allocated to goodwill. Goodwill is amortized on a straight-line basis over a ten-year period. The fair values of the assets acquired were as follows on the acquisition date.

Inventories...............................................  $ 137,676
Plant, machinery and equipment............................    317,762
Goodwill..................................................    211,880
                                                            ---------
Total acquisition costs...................................  $ 667,318
                                                            ---------
                                                            ---------

(10) SHAREHOLDERS' EQUITY, STOCK OPTIONS AND STOCK WARRANTS

    In April 1996, the Company completed its initial public offering of 1,000,000 shares of its common stock at a public offering price of $5.875 per share. The net proceeds from the Offering of approximately $4,436,151 were used in part to repay a portion of the Company's debt, and the balance was used to fund working capital requirements.

    In December 1995, the Company amended its Articles of Incorporation to authorize 1,000,000 shares of preferred stock and increase the authorized shares of common stock to 10,000,000 shares. In connection with this amendment, the Company effected a 3,600-for-1 common stock split.

    During March 1994, the Company granted, at estimated fair market value, stock options to two of its officers for the purchase of an ownership interest in the Company aggregating 10%. These stock options were exercised during December 1995 for an aggregate amount of $200,000. Shares issued pursuant to these stock options were paid for by promissory notes from these officers. The notes are secured by the underlying shares and certain real property, bear interest at 8% and are due on or before December 7, 2002. During 1997, one of the officers repaid his note of $100,000.

                              BONDED MOTORS, INC.

(10) SHAREHOLDERS' EQUITY, STOCK OPTIONS AND STOCK WARRANTS (CONTINUED)
    The Company adopted a stock option plan in January 1996 which provides for the issuance of options to employees, officers and directors of the Company to purchase up to an aggregate of 400,000 shares of common stock. In 1997, the plan was amended to increase the number of shares of common stock that could be purchased to an aggregate of 600,000 shares. During 1996 and 1997, the Company granted 255,000 and 185,000 options, respectively, with exercise prices ranging between $5.50 and $10.00, the estimated fair market value at date of grant, with vesting periods of between one and three years and exercise dates of between one and five years from the date of issuance of the option. During 1997, 34,600 options were exercised for total proceeds of $194,900 and 7,500 options were canceled upon termination of employment by one of the employees. At December 31, 1997, 400,400 shares were subject to options under this plan, of which options for 119,500 shares were exercisable.

    The Company also adopted a directors' plan in January 1996 which provides for the issuance of options to outside directors of the Company to purchase up to an aggregate of 50,000 shares of common stock. During 1996 and 1997, options to purchase 20,000 and 6,000 shares, respectively, were granted with exercise prices ranging between $6.50 and $7.38, the estimated fair market value at date of grant. During 1997, options to purchase 10,000 shares were canceled. At December 31, 1997 options to purchase 16,000 shares were outstanding under this plan, of which options to purchase 10,900 shares were exercisable.

    During 1996, the Company granted warrants to purchase 100,000 shares of common stock to the Company's underwriters in the Company's initial public offering. These warrants have exercise prices of $7.05 per share, the then estimated fair market value, and a five-year term. These warrants were outstanding and exercisable as of December 31, 1997.

(11) SIGNIFICANT FOURTH-QUARTER ADJUSTMENT

    During the fourth quarter of the year ended December 31, 1996, the Company recorded an adjustment of $447,977 for the effects of a change in the Company's estimate of overhead costs included in finished engine inventory.

(12) EXTRAORDINARY ITEM

    During 1995, the Company settled its obligations with these creditors for amounts less than the original amounts due resulting in a gain from forgiveness of debt, net of income tax effect, of $119,000.

(13) SUBSEQUENT EVENT (UNAUDITED)

    In May 1998, the Company reached an agreement in principle to grant options to purchase 25,000 shares of common stock exercisable at $7.75 per share to consultants as compensation for services rendered. Compensation expense for the difference between the grant price and the fair market value of the common stock plus the fair market value of the options of $137,000 will be recognized as expense during the quarter ended June 30, 1998.

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NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary.............................    3
Risk Factors...................................    6
Use of Proceeds................................    9
Price Range of Common Stock....................   10
Capitalization.................................   11
Dividend Policy................................   11
Selected Financial and Other Data..............   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................   14
Business.......................................   19
Management.....................................   23
Principal and Selling Shareholders.............   26
Description of Capital Stock...................   27
Underwriting...................................   28
Certain Legal Matters..........................   29
Experts........................................   29
Available Information..........................   30
Index to Financial Statements..................  F-1

                            ------------------------

                                2,000,000 Shares

                                     [LOGO]

                                  Common Stock

                                ----------------

                                   PROSPECTUS
                               ------------------

                              VAN KASPER & COMPANY

                                  COMMONWEALTH
                                   ASSOCIATES

                                 JUNE   , 1998

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